SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           Steel of West Virginia, Inc.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    858154107
                                  (Cusip Number)

                                Barbara E. Shields
                          6300 Ridglea Place, Suite 1111
                             Fort Worth, Texas 76116
                                  (817) 335-8282
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 272,890, which constitutes approximately 4.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,010,795 shares outstanding.

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1.   Name of Reporting Person:

     Corbin & Company

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /
     Not Applicable
                                                  (b) /   /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 272,890 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 272,890 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     272,890

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  4.5%


14.  Type of Reporting Person: IA

------------
(1) Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement dated October 1, 1998 (the "Schedule 13D"), relating to the Common Stock of Steel of West Virginia, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

Reporting Person

     CORBIN & CO.

     The aggregate number of shares of the Stock that Corbin & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 272,890, which constitutes approximately 4.5% of the outstanding shares of the Stock.

Controlling Person

     CORBIN

     Because of his positions as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 272,890 shares of the Stock, which constitutes approximately 4.5% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any shares of the Stock.

     (b)

Reporting Person

     CORBIN & CO.

     Acting through Corbin, its Chairman, President and Chief Investment Officer, Corbin & Co. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 272,890 shares of the Stock.

Controlling Person

     CORBIN

     As Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 272,890 shares of the Stock.

     (c) Since the filing of the Schedule 13D, Corbin & Co. has sold shares of the Stock in transactions on NASDAQ as follows:


                           NO. OF SHARES          PRICE PER
          DATE                 SOLD                 SHARE
     10/30/98                 4,000               $ 5.63
     11/11/98               100,000                10.38
     11/17/98                37,000                10.32


     In addition, since the filing of the Schedule 13D, Corbin & Co.'s advisory clients have withdrawn a total of 7,125 shares of the Stock from accounts managed by Corbin & Co.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock since the filing of the Schedule 13D.

     (d) All of the shares of the Stock reported herein are owned by Corbin & Co.'s advisory clients, who have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Stock. To the best knowledge of Corbin & Co., no client of Corbin & Co. has an interest in dividends or sale proceeds that relates to 5% or more of the outstanding shares of the Stock.

     (e) As of November 17, 1998, the Reporting Person ceased to be the beneficial owner of more than five percent of the Stock.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Letter from Corbin & Company to the Issuer's Board of Directors, dated October 1, 1998, previously filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: November 18, 1998

                                  CORBIN & COMPANY



                                   By: /s/ Barbara E. Shields
                                       Barbara E. Shields, Vice President
                                       for Client Relations and Legal Affairs